SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13D (Rule 13d-101) Under the Securities Exchange Act of 1934 (Amendment No. 2) HomeFed Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of class of securities)

436919104
(CUSIP number)

Michael J. Sharp Executive Vice President and General Counsel LEUCADIA NATIONAL CORPORATION 520 Madison Avenue New York, New York 10022

With a copy to:

Andrea A. Bernstein, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153
(Name, address and telephone number of person authorized to receive notices and communications)

September 23, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 436919 10 4	13D
1	Name of Reporting Person: S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:	Leucadia National Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	New York
NUMBER OF SHARES	7	SOLE VOTING POWER:	9,974,226
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	-0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	9,974,226
PERSON WITH	10	SHARED DISPOSITIVE POWER:	-0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	9,974,226
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	64.9%
14	TYPE OF REPORTING PERSON:	CO

This Amendment No. 2 (this “Amendment No. 2”) amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission on February 28, 2014 (the “Schedule 13D”), and is filed by Leucadia National Corporation (“Leucadia” or the “Reporting Person”) with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of HomeFed Corporation, a Delaware corporation (the “Company”).  Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 of the Schedule 13D is incorporated by reference herein.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

Following the receipt of the third party consent, on September 23, 2014, the deferred closing was consummated and the Company acquired the balance of the real estate investments contemplated under the Agreement in exchange for 513,663 newly issued shares of the Company’s Common Stock.  As a result, the Reporting Person beneficially owns 9,974,226 shares (or approximately 64.9%) of the Company’s Common Stock, all of which remain subject to the previously disclosed voting restrictions.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

(a)        The Reporting Person is the direct owner of 9,974,226 shares of the Company’s Common Stock representing approximately 64.9% of the 15,379,500 shares of the Company’s Common Stock outstanding on the date hereof, after giving effect to the issuance of the 513,663 shares of the Company’s Common Stock described herein (the “Outstanding Shares”).  Also as previously disclosed, the Reporting Person has agreed with the Company that to the extent the Subject Shares exceed 45% of the outstanding voting securities of HomeFed, the Reporting Person will only vote those of the Subject Shares equal to 82% of the difference between the outstanding Purchaser Stock, on the relevant record date, and the Subject Shares on any matter submitted to the stockholders for a vote and any excess Subject Shares (which by virtue of the foregoing will not be voted) will be deemed non-voting shares.

Certain of the Scheduled Persons own shares of the Company’s Common Stock as follows:  Mr. Steinberg is the owner of 745,330 shares of the Company’s Common Stock (4.8% of the Outstanding Shares), a trust for the benefit of Mr. Steinberg’s children as to which Mr. Steinberg disclaims beneficial ownership is the owner of 27,532 shares of the Company’s Common Stock (0.2% of the Outstanding Shares), and a charitable foundation of which Mr. Steinberg and his wife are trustees and as to which Mr. Steinberg disclaims beneficial ownership is the owner of 42,381 shares of the Company’s Common Stock (0.3% of the Outstanding Shares); Mr. Mara is the owner of 802 shares of the Company’s Common Stock (less than 0.1% of the Outstanding Shares), and Ms. Lowenthal is the owner of 1,000 shares of the Company’s Common Stock (less than 0.1% of the Outstanding Shares).

(b)           Item 5(a) is incorporated herein by reference.

(c)           Except as otherwise described herein, the Reporting Person has not effected any transactions in Common Stock during the past sixty days.

(d)           Not applicable.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2014

LEUCADIA NATIONAL CORPORATION

	By:	/s/ Roland T. Kelly
		Name:	Roland T. Kelly
		Title:	Assistant Secretary and Associate General Counsel

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